Exhibit 21.1

AMAERO INC.

List of Significant Subsidiaries

Entity Name	Jurisdiction
Amaero Ltd.	Australia
AM Aero, Inc.	USA (California)
Amaero Advanced Materials & Manufacturing, Inc.	USA (Delaware)
Amaero Engineering Pty Ltd	Australia
Amaero Alloys Pty Limited	Australia